Paul, Hastings, Janofsky & Walker LLP

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San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

June 16, 2008

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Investments Funds, Inc. — Comment Responses to Preliminary Proxy Materials (File Nos. 2-91369 and 811-04041)

Ladies and Gentlemen:

On behalf of the GE Investments Funds, Inc. (the “Registrant”), we hereby respond to the email comments provided by Mr. Mark A. Cowan of the Commission’s staff on May 20, 2008 with respect to the Registrant’s preliminary proxy soliciting materials filed on May 7, 2008.

Those comments are repeated below and organized in the same fashion as presented by Mr. Cowan.

1.	Comment: Current Sub-Advisory Agreement with Palisade (p. 9).

Please state the amount that the adviser (Palisade) would have received had the proposed fee been in effect and the difference between the aggregate amounts stated in response to Item (c)(9) as a percentage of the amount stated in response to paragraph (i) of item (c)(9). See Item 22(c)(9) of Schedule 14A. The proxy currently states only that if Proposal 1A through 1D are approved, the advisory fee rate paid to Palisade by GEAM would increase.

Response: Comment accepted. The Registrant has added disclosure to specify in dollars what the sub-advisory fee paid to Palisade would have been for the year ended December 31, 2007 under the higher proposed sub-advisory fee rate assuming, hypothetically, that the anticipated allocation of the Fund’s assets to Palisade had been in place.

2.	Comment: Approval of the Proposed New Sub-Advisory Agreements (p. 12).

(a) If the new sub-advisory agreement with Palisade is approved, it would represent an increase in the management fee rate paid by GEAM to Palisade. The management fee rate paid to Palisade will increase even though the amount of assets Palisade will be responsible for managing will be smaller. Was there any rationale for the board’s recommendation to approve the new sub-advisory agreement under such circumstances beyond the consideration that the proposed fee increase was negotiated at arm’s length?

Securities and Exchange Commission

June 16, 2008

(b) With respect to the investment performance of Palisade and the New Sub-Advisers, please include as an exhibit the detailed comparisons of the performance with the relevant securities indices and peer groupings prepared by independent sources, with respect to various periods so that shareholders can determine how the Board concluded that the portfolio’s investment performance over time has been satisfactory.

Response: Comment (a) accepted. The Registrant has added to the discussion of the board’s findings the reasons for approving the higher fee rate for Palisade in light of the reduced assets expected to be allocated to Palisade. Pursuant to an email discussion with Mr. Cowan, comment (b) has been modified to request instead increased disclosure of the board’s review of the past performance information provided by Palisade and each proposed new sub-adviser. Disclosure has been added to further address the board’s review of that information.

3.	Comment: Approval of an Increase in the Management Fee Rate Paid by the Fund to GEAM.

Please disclose whether the increased management fee rate paid by the Fund to GEAM will affect the amount of the advisory fee that will be retained by GEAM.

Response: Comment accepted. Additional disclosure has been added to address the absence of any material increase in the advisory fees expected to be retained by GEAM and to explain that any increased fees would be justified by the additional responsibilities that would be performed by GEAM.

4.	Comment: Expense Example (p. 17).

(a) Please remove “as of December 31, 2007” from the pro forma column heading. It may be stated in a footnote that pro forma expenses assume certain expenses as of December 31, 2007.

(b) Also, please explain to the staff why the expense example shows lower pro forma fund operating expenses than actual fund operating expenses during the 10 year time period.

Response: Comment accepted. The Registrant has revised this heading accordingly, and added text disclosure below the table. The Registrant has also corrected the erroneous expense example number, which should not have been lower.

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 16, 2008

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated